

Mail Stop 6010

February 6, 2008

VIA U.S. MAIL AND FAX (952) 996 - 1600

Curt A. Reynders
Chief Financial Officer
NVE Corporation
11409 Valley View Road
Eden Prairie, Minnesota 55344

>   **Re: NVE Corporation**
>   **Form 10-K for the year ended March 31, 2007**
>   **Filed May 25, 2007**
>   **Form 10-Q for the quarter ended December 31, 2007**
>   **Filed January 23, 2008**
>   **File No. 000-12196**

Dear Mr. Reynders:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended March 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Inventory Reserves Estimation, page 16

1.   We note that you maintain reserves for potentially excess, obsolete, and slow-moving inventory. We also note that "…if [you] are able to sell previously reserved inventory, [you] *reverse* a portion of the reserve". Note that a write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances. Please explain to us how your reversal of the previously recorded inventory reserve is in accordance with SAB Topic 5BB and tell us the amount of reversed inventory reserve for each of the fiscal years presented in your filing. Otherwise, please clarify your accounting policy on inventory valuation. Revise your future filings to address the matters outlined in our comment.

Results of Operations, page 17

2.   In future filings, please provide a more detailed discussion about your results of operations and reasons for changes therein. For example, you explained that your product sales increased in fiscal 2007 from the prior year by 73% as a result of increased sales of both spintronic sensors and spintronic couplers. Your explanation about the increases in product sales is too general to be helpful to the readers of your financial statements. Please note that the objective of Management's Discussion and Analysis is to enable investors and other users to see the company through eyes of management to provide information about the quality and potential variability of a company's earnings and cash flow, so that investors can judge the likelihood that past performance is indicative of future performance. For further guidance, please refer to Item 303(a) and the related instructions thereto in Regulation S-K, and the SEC Interpretive Release No. 33-8350 effective December 29, 2003.

Note 6. Income Taxes, page F-14

3.   You disclosed that "Tax provisions of $2,083,886 for fiscal 2007 and $990,083 for fiscal 2006 were credited to additional paid-in capital. [You] also had $1,443,223 at March 31, 2007 and $8,431,966 at March 31, 2006 in stock based compensation deductions that could be used to offset future income. Realizations of stock-based compensation deductions are credited to additional paid-in capital". Please respond to the following:

   a. Explain to us the facts and circumstances related to your credits of $2,083,886 and $990,083 to additional paid-in capital. Please also explain to us how your accounting for these tax credits is in accordance with paragraphs 58 – 63 of SFAS 123(R) or other authoritative accounting literature. Finally, explain to us where on the statements of shareholders' equity you disclosed the referenced $990,083 credit in fiscal 2006.

b. We note from your statements of cash flows that you had an inflow of $2,083,886 from financing activities in fiscal year 2007 labeled as excess tax benefits. Please tell us where you disclose the cash flows in connection with the exercise of stock options related to the referenced excess tax benefits.

c. Also in this regard, we note from your statements of shareholders' equity that you show credits to additional paid-in capital under the caption of deferred tax asset from stock-based compensation in fiscal years 2005, 2006 and 2007. Please explain to us the facts and the circumstances related to these credits. Also explain to us how your accounting for the credits is in accordance with GAAP, citing the accounting literature that supports your conclusion.

Please revise your presentation and disclosure in future filings as necessary to clarify your accounting for these matters.

Form 10-Q for quarter ended December 31, 2007

Note 4. Marketable Securities, page 8

4. We note from your balance sheets that you have approximately $21.8 million (approximately 70% of your total assets) in marketable securities. We also note that you classify all of your marketable securities as available-for-sale. Please respond to the following.

a. Please explain to us how you considered the recent turmoil in the credit market conditions in valuing your marketable securities. Refer to paragraph 16 of SFAS 115 and SAB Topic 5M, and explain to us how you conclude that your marketable securities have not had any other than temporary impairments.

b. Tell us how you valued your marketable securities.

c. Please provide a detailed description of whether you believe your financial condition, results of operations, or liquidity will be adversely affected by the current credit market conditions, including:

o If an adverse impact is considered remote, support for that conclusion; or
o If an adverse impact is not considered remote, a detailed description of potential disclosures considered.

Revise you future filings as necessary based on our concerns.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant